INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

April 30, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of Strategic Latin America Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Brick Barrientos on April 6, 2010, for the Strategic Latin America Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment No. 94 filed concurrently with this correspondence.

PROSPECTUS

Cover Page of the Prospectus

1.	Delete the italicize paragraph that starts with “This prospectus contains important information about the Fund, including its investment objective. For your benefit…..”

RESPONSE: Paragraph is deleted.

Table of Contents

2.	Delete the sentence on the top section: “Strategic Asset Management, Ltd is the investment advisor to the Fund.”

RESPONSE: Sentence is deleted.

Page 1 – Summary Section (Fees and Expenses of the Fund)

3.	Provide the Staff the completed fee table and expense example before effective date.

RESPONSE: A completed fee table and expense example was provided via email to Mr. Barrientos on April 26, 2010.

4.	On footnote (2), represent in the response letter the term of the operating expense limitation agreement is one year from the effective date.

RESPONSE:  The Registrant represents that the Operating Expense Limitation Agreement is for one year term expiry on May 31, 2011.  In addition, the Operating Expense Limitation Agreement is filed with PEA #94 concurrently with this correspondence.

Page 2 – Summary Section (Principal Investment Strategies)

5.	First paragraph, define clearly what constitute Latin America issuers and verify whether it includes Caribbean islands. Also includes 50% definition.

RESPONSE:  Change updated. Please see added disclosure.

6.	Second paragraph, disclose maturity policy on fixed income securities.

RESPONSE: Change updated. Please see added disclosure.

Page 2 – Summary Section (Principal Risks)

7.	Review and summarize the risk disclosures under this section.

RESPONSE:  Please see revised risks disclosures.

8.	“Geographic Focus Risk” is too general. Consider changing to Latin America risk.

RESPONSE:  Change updated.

Page 11 – Portfolio Manager

9.	Missing business experience from 2005 to 2009.

RESPONSE: Experience from 2005 to 2009 is added.

STATEMENT OF ADDITIONAL INFORMATION

Page B-23 – Responsibility of the Board

1.	Under 17(b)(1), please describe the responsibility of the Board.

RESPONSE: Responsibility of the Board is already included on page B-19 of the SAI: “The overall management of the business and affairs of the Trust is vested with its Board of Trustees.  The Board approves all significant agreements between the Trust and persons or companies furnishing services to it, including the agreements with the Advisor, co-administrators, distributor, custodian and transfer agent.  The day-to-day operations of the Trust are delegated to its officers, except that the Advisor is responsible for making day-to-day investment decisions in accordance with the Fund’s investment objective, strategies, and policies, all of which are subject to general supervision by the Board”.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109